 QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
Registration Number 333-47590

PROSPECTUS

     ADC Telecommunications, Inc.

57,711,057 Shares

Common Stock

    This prospectus covers the sale of shares of the common stock, par value $.20 per share, of ADC Telecommunications, Inc. ("ADC"). The shares covered by this prospectus consist of 57,711,057 shares of common stock held by some of ADC's current shareholders, all of which shares were issued by ADC in connection with ADC's acquisition of Broadband Access Systems, Inc. The shares will be sold from time to time by the selling shareholders named in this prospectus at prices determined by the prevailing market price for the shares or in negotiated transactions. ADC will not receive any of the proceeds from the sale of the shares.

    The common stock is traded on the Nasdaq National Market under the symbol "ADCT." On October 17, 2000, the last reported sale price of the common stock as reported on the Nasdaq National Market was $26.75 per share.

    See the section titled "Risk Factors" beginning on page 2 to read about certain factors you should consider before buying shares of our common stock.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

ADC Telecommunications, Inc.
12501 Whitewater Drive
Minnetonka, Minnesota 55343
(952) 938-8080

The date of this prospectus is October 19, 2000.

RISK FACTORS

    An investment in our common stock involves a number of risks. You should consider carefully the following risk factors, together with the other information in this prospectus, before buying any shares. You also should be aware that this prospectus contains forward-looking statements that are not related to historical results. These forward-looking statements, such as statements concerning our strategies, plans, objectives, expectations and intentions, involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the following risk factors.

Demand for our products may decrease if we are unable to anticipate and adapt to rapidly changing technology.

    The communications equipment industry is characterized by rapid technological change. In our industry, we also face evolving industry standards, changing market conditions and frequent new product and service introductions and enhancements. The introduction of products using new technologies or the adoption of new industry standards can make existing products or products under development obsolete or unmarketable. In order to grow and remain competitive, we will need to adapt to these rapidly changing technologies, to enhance our existing solutions, and to introduce new solutions to address our customers' changing demands.

    In addition, new product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes, and a substantial capital commitment. We have invested, and we will continue to invest, substantial resources for the development of new products. We may experience difficulties that could delay or prevent the successful design, development, introduction or marketing of new solutions. In addition, these new solutions and enhancements must meet the requirements of our current and prospective customers and must achieve significant market acceptance. If we fail to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or if we have any significant delays in product development or introduction, our business, operating results and financial condition could be affected in a material adverse way.

The market for communications equipment products and services is rapidly changing.

    In the past, our principal product offerings have been copper-based and fiber-optic-based products designed to connect and transmit information on traditional telephony networks. With the growth of multimedia applications and the development of enhanced Internet/data, video and voice services, our recent product offerings and research and development efforts have been and are focused on emerging technologies and network equipment, software and integration service offerings for communications equipment applications. The market for communications equipment, network equipment, software and integration services is rapidly changing. Our future growth is dependent in part on our ability to successfully develop and commercially introduce new products for this market.

    Our future will also depend on the growth of the communications equipment market. The growth in the market for communications equipment products and services is dependent on a number of factors. These factors include:

  •
  the amount of capital expenditures by network providers;

  •
  regulatory and legal developments;

  •
  changes to capital expenditure rates by network providers due to consolidation among our customers;

  •
  the addition of new customers to the market; and

  •
  end-user demand for integrated Internet/data, video, voice, and other network services.

    We cannot predict whether the market for communications equipment products and services will develop rapidly. Also, we cannot predict technological trends or new products in this market. In addition, we cannot predict whether our products and services will meet with market acceptance or be profitable. We may not be able to compete successfully, and competitive pressures may materially and adversely affect our business, operating results and financial condition.

Our industry is highly competitive.

    Competition in the communications equipment industry is intense. We believe that competition may increase substantially with the increased use of broadband networks and recent regulatory changes. Competition may also be affected by consolidation among communications equipment providers. We believe our success in competing with other manufacturers of communications equipment products and services will depend primarily on our engineering, manufacturing and marketing skills, the price, quality and reliability of our products, and our delivery and service capabilities. We also anticipate increasing pricing pressures from current and future competitors. Many of our foreign and domestic competitors have more extensive engineering, manufacturing, marketing, financial and personnel resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. We cannot predict whether we will be able to compete successfully with our existing and new products and services or with current and future competitors.

    In addition, we believe that technological change, the increasing addition of Internet/data, video, voice, and other services to networks, continuing regulatory changes and industry consolidation or new entrants will continue to cause rapid evolution in the competitive environment. The full scope and nature of these changes is difficult to predict at this time. Increased competition could lead to price cuts, reduced gross margins and loss of market share, which may seriously harm our business, operating results and financial condition.

Our operating results fluctuate significantly.

    Our operating results vary significantly from quarter to quarter. These fluctuations are the result of a number of factors, including:

  •
  the volume and timing of orders from and shipments to major customers;

  •
  the timing of and the ability to obtain new customer contracts;

  •
  the timing of new product and service announcements;

  •
  the availability of products and services;

  •
  the overall level of capital expenditures by public network providers;

  •
  the market acceptance of new and enhanced versions of our products and services or variations in the mix of products and services we sell; and

  •
  the availability and cost of key components.

    We are growing through acquisition and expansion, and our recent results of operations may not be a good predictor of our results in future periods. Our expense levels are based in part on expectations of future revenues. If revenue levels in a particular period are lower than expected, our operating results will be adversely affected. In addition, our results of operations are also subject to seasonal factors. We historically have had stronger demand for our products and services in the fourth fiscal quarter, primarily as a result of our year-end incentives and customer budget cycles. We have experienced weaker demand for our products and services in the first fiscal quarter, primarily as a result of the number of holidays in late November, December and early January and a general industry slowdown during that period. We cannot predict if historical seasonal trends will continue in the future.

The regulatory environment in which we operate is changing.

    The communications equipment industry is subject to regulation in the United States and other countries. Our business is dependent upon the continued growth of the telecommunications industry in the United States and internationally. Federal and state regulatory agencies regulate most of our domestic customers. In early 1996, the U.S. Telecommunications Act of 1996 was enacted. The Telecommunications Act lifted certain restrictions on the ability of companies, including the Regional Bell Operating Companies and our other customers, to compete with one another. The Telecommunications Act also made other significant changes in the regulation of the telecommunications industry. While we believe that these changes could increase our opportunities to provide solutions for our customers' Internet/data, video and voice needs, this result is dependent on the reaction of our existing and prospective customers to these new regulatory trends. The full impact of these regulatory changes on the market for our products is difficult to predict; however, competition in our markets could intensify as a result of the changes in regulation. Changes in current or future laws or regulations in the United States or elsewhere could adversely affect our business.

Conditions in international markets could affect our operations.

    Our international sales accounted for approximately 23.2% of our net sales in fiscal 1999, 21.4% of our net sales in fiscal 1998 and 20.5% of our net sales in fiscal 1997. We expect international sales to increase as a percentage of net sales in the future. In addition to sales and distribution in numerous countries, we own or subcontract operations located in Argentina, Australia, Austria, Canada, China, Denmark, Finland, Ireland, Israel, Mexico, Sweden and the United Kingdom. Due to our international sales and our international manufacturing and software development operations, we are subject to the risks of conducting business internationally. These risks include:

  •
  local economic and market conditions;

  •
  political and economic instability;

  •
  unexpected changes in or impositions of legislative or regulatory requirements;

  •
  fluctuations in the exchange rate of the U.S. dollar;

  •
  tariffs and other barriers and restrictions;

  •
  longer payment cycles;

  •
  difficulties in enforcing intellectual property and contract rights;

  •
  greater difficulty in accounts receivable collection;

  •
  potentially adverse taxes; and

  •
  the burdens of complying with a variety of foreign laws and telecommunications standards.

    We are also subject to general geopolitical risks, such as political and economic instability and changes in diplomatic and trade relationships. We maintain business operations and have sales in many international markets. Economic conditions in many of these markets represent significant risks to us. We cannot predict whether our sales and business operations in these markets will be adversely affected by these conditions. Instability in foreign markets, particularly in Asia and Latin America, could have a negative impact on our results of operations. Potential turmoil in the Middle East could also negatively impact the results of operations for our subsidiary ADC Teledata Communications, Ltd., located in Herzliya, Israel. In addition to the effect of international economic instability on foreign sales, domestic sales to U.S. customers having significant foreign operations could be adversely impacted by these economic conditions. These factors may materially and adversely affect our business and operating results in the future.

We may face higher costs associated with protecting our intellectual property.

    Our future success depends in part upon our proprietary technology. Although we attempt to protect our proprietary technology through patents, copyrights and trade secrets, our future success will depend upon product development, technological expertise and distribution channels. We cannot predict whether we can protect our technology, or whether competitors can develop similar technology independently.

    As the competition in the communications equipment industry increases and the functionality of the products in this industry further overlap, we believe that companies in the communications equipment industry may become increasingly subject to infringement claims. We have received and may continue to receive from third parties, including some of our competitors, notices claiming that we are infringing third-party patents or other proprietary rights. We cannot predict that we will prevail in any litigation over third-party claims, or that we will be able to license any valid and infringed patents on commercially reasonable terms. Any of these claims, whether with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments, or require us to enter into royalty or licensing agreements. A third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, our business and operating results could be adversely affected.

We may be unable to identify or complete suitable acquisitions and investments.

    We may acquire or make investments in complementary businesses, products, services or technologies. We cannot assure you that we will be able to identify suitable acquisitions or investment candidates. Even if we identify suitable candidates, we cannot assure you that we will be able to make acquisitions or investments on commercially acceptable terms, if at all. If we acquire a company, we may have difficulty assimilating its businesses, products, services, technologies and personnel into our operations. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our results of operations. In addition, we may incur debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of any equity securities could be dilutive to our shareowners.

Our stock price may be volatile.

    Based on the trading history of our common stock, we believe that some factors have caused and are likely to continue to cause the market price of our common stock to fluctuate substantially. These factors include:

  •
  announcements of new products and services by us or our competitors;

  •
  quarterly fluctuations in our financial results or the financial results of our competitors;

  •
  customer contract awards;

  •
  increased competition;

  •
  disputes concerning intellectual property rights;

  •
  developments in telecommunications regulations;

  •
  general conditions in the communications equipment industry; and

  •
  general economic conditions.

    In addition, communications equipment company stocks have experienced significant price and volume fluctuations that are often unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of our common stock.

We are dependent upon key personnel.

    Like all high technology companies, our success is highly dependent on the efforts and abilities of our senior management and other qualified employees. Our ability to attract, retain and motivate skilled employees and senior management personnel is critical to our continued growth. The competition for qualified employees, particularly engineers, programmers and systems analysts, has been and will likely continue to be intense. In addition, because we may acquire one or more businesses in the future, our success will depend, in part, upon our ability to retain and integrate our own operations personnel with personnel from acquired entities who are necessary to the continued success or successful integration of the acquired businesses.

We do not pay cash dividends on our common stock.

    We currently do not pay any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our operations and for general corporate purposes.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other documents with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference room at 450 Fifth Street N.W., Washington, D.C. 20549, or at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

    We have filed with the SEC a registration statement on Form S-3 to register the common stock to be sold in connection with this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included or incorporated in the registration statement. The full registration statement can be obtained from the SEC as indicated above. The SEC allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you in this prospectus by referring you to other documents filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically will update and supersede this prospectus. We previously have filed the following documents with the SEC and are incorporating them by reference into this prospectus:

  •
  our annual report on Form 10-K for the fiscal year ended October 31, 1999;

  •
  our quarterly reports on Form 10-Q for the quarters ended January 31, April 30 (as amended on Form 10-Q/A on September 14, 2000) and July 31, 2000;

  •
  our current reports on Form 8-K filed on January 18, February 28, May 9, June 1, June 16, July 12, July 31, September 20, September 29 and October 6, 2000;

  •
  the description of our capital stock contained in any Registration Statement on Form 8-A we filed and any amendment or report filed for the purpose of updating such description; and

  •
  the description of our common stock purchase rights contained in any Registration Statement on Form 8-A we filed and any amendment or report filed for the purpose of updating such description.

    Additionally, we are incorporating by reference into this prospectus any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, (including all filings prior to the effectiveness of this registration statement) until the selling shareholders sell all of the shares.

    Upon written or oral request, we will provide to each person to whom a copy of this prospectus is delivered, at no cost, a copy of any documents that are incorporated by reference into this prospectus, except for exhibits that are specifically incorporated by reference into those documents. You may request a copy of these filings by writing or telephoning us at the following address:

Investor Relations
ADC Telecommunications, Inc.
PO. Box 1101
Minneapolis, Minnesota 55440-1101
(952) 946-3630
 investor@adc.com
www.adc.com

    You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or any other document to which we have referred you. We have not authorized any other person to provide you with different information. The selling shareholders should not make an offer of the shares in any state where the offer is not permitted. You should assume that the information in this prospectus or any supplement to this prospectus is accurate only as of any date on the front cover of this prospectus or any supplement. Our business, financial condition, results of operations and prospectus may have changed since that date.

ABOUT ADC TELECOMMUNICATIONS, INC.

    We offer a broad range of network equipment, software and integration services for broadband, multiservice networks that deliver Internet/data, video and voice communications over telephone, cable television, Internet, broadcast, wireless and enterprise networks. Our broadband, multiservice network solutions enable local access, high-speed transmission and software management of communications services from service providers to consumers and businesses over fiber-optic, copper, coaxial and wireless media.

    Telephone companies, cable television operators, Internet/data service providers, wireless service providers and other communications service providers are building the broadband infrastructure required to offer high-speed Internet access and data, video, telephony and other interactive multimedia services to residential and business customers. Broader network bandwidths are continually required for these services, and our product offerings and development efforts are focused on increasing the speed and efficiency of communications networks from the service providers' offices through the network equipment that connects to end users' residences and businesses.

    We offer network equipment, software and integration services within the following three product groups: Broadband Connectivity, Broadband Access and Transport, and Integrated Solutions.

    BROADBAND CONNECTIVITY products include broadband connection and access devices for copper, coaxial, fiber-optic, wireless and broadcast communications networks. The group also supplies fiber-optic and wireless components. These products are used globally in telephone, cable television, Internet, wireless, enterprise and broadcast communications networks. Broadband Connectivity products provide the physical contact points for connecting different communications system components and gaining access to communications system circuits for the purpose of installing, testing, monitoring, accessing, managing, reconfiguring, splitting and multiplexing such circuits within the central office and the "last mile/kilometer" portion of communications networks. Fiber-optic components include connectors, isolators, circulators, collimators, couplers, splitters, dense wavelength division multiplexing (DWDM) devices, phase masks, Fiber Bragg grating devices, pump lasers and tunable lasers. Wireless components include coverage enhancement products, tower top amplifiers and RF filters. Broadband Connectivity products are sold to local and long-distance telephone companies, cable television operators, wireless service providers, new competitive service providers, broadcasters, enterprises, governments, system integrators and communications equipment manufacturers and distributors.

    BROADBAND ACCESS AND TRANSPORT products include access and transport systems that deliver broadband, multiservice communications to residences and businesses over copper, coaxial, fiber-optic and wireless networks. These products are used globally to deliver Internet/data, video and voice services to residential and business customers. Generally, these products are aimed at upgrading service providers' networks to broadband capabilities, while also introducing new service delivery functionality and cost effectiveness into the networks. Broadband Access and Transport products are sold to local and long-distance telephone companies, cable television operators, wireless service providers, new competitive service providers, broadcasters, enterprises, governments and communications equipment distributors.

    The group's transport systems operate between central offices and in the "last mile/kilometer" portion of communications networks and include Soneplex®, HiGain®, Cellworx®, Avidia®, Axity™, Homeworx™, Optiworx™, DV6000™, BroadAccess™ and ServicePoint™ systems. The Soneplex and HiGain systems deliver T1-based services over copper or fiber facilities. The Avidia system is a next generation digital subscriber line access multiplexer (DSLAM). As the industry's first global ATM Virtual Path transport element, the Cellworx system offers bandwidth-efficient, multiservice delivery of Internet/data, video and voice services, allocates only the bandwidth needed per service type and extends communications services over fiber-optic and copper (using xDSL technologies) facilities to businesses and residences. The Axity broadband wireless system delivers high-speed Internet/data, video and voice services. The Homeworx system enables cable television operators to transport high-speed digital signals for two-way Internet/data, video and voice services. We also provide the Optiworx family of fiber-optic transmitter and node products, along with coaxial amplifiers that cable television operators use to upgrade their networks to broader bandwidths for digital Internet/data, video, and voice services. The DV6000 system transmits a variety of signal types using a high-speed, uncompressed digital format over fiber facilities, and is used in the long haul portions of cable television, broadcast and interactive video networks, including distance learning, government and campus networks. The BroadAccess digital loop carrier system is used to deliver Internet/data and voice services. ServicePoint is a broadband network access platform that facilitates service delivery through monitoring and control of the application layer.

    The group's access systems include both customer located devices (which are part of the service provider's network) and customer premise devices (which are owned by the service provider's business customer) that can work alone or in conjunction with one of our transport systems or with other vendors' transport systems. These devices include data service units (DSUs), channel service units (CSUs), T1/E1 multiplexers, T3/E3 multiplexers, integrated access devices (offering a wide variety of Internet/data, video and voice interfaces), MPEG video products and ATM access concentrators.

    INTEGRATED SOLUTIONS products and services consist of systems integration services, operations support systems (OSS) software and enhanced services/intelligent network software that positions service providers to deliver broadband, multiservice communications over wireline and wireless networks. Systems integration services are used to design, equip and build communications networks and OSS applications that deliver Internet/data, video and voice services to residences and businesses. OSS software includes the Saville Systems® line of communications billing and customer care software and the Metrica® line of network performance and service level assurance software. Enhanced services/ intelligent network software includes the NewNet® line of Signaling System 7 (SS7), intelligent network, wireless messaging and provisioning, Communications Assistance to Law Enforcement Act (CALEA) and Internet applications software. Integrated Solutions products and services are sold to local and long-distance telephone companies, cable television operators, wireless service providers, new competitive service providers and communications equipment manufacturers.

    ADC was incorporated under the laws of the State of Minnesota in 1953. Our principal offices are located at 12501 Whitewater Drive, Minnetonka, Minnesota 55343, and our telephone number at that location is (952) 938-8080. For further information concerning ADC, see the section titled "Where You Can Find More Information."

SELLING SHAREHOLDERS

    We have agreed to register the resale of 57,711,057 shares of our common stock on behalf of certain selling shareholders. All of the shares were issued by us in connection with our acquisition of Broadband Access Systems, Inc. The following table lists the selling shareholders and the number of shares each selling shareholder beneficially owns and may sell pursuant to this prospectus from time to time. None of the selling shareholders has had a material relationship with us within the past three years other than as a result of the ownership of our common stock or as a result of their employment with us as of the date of the closing of the acquisition. No estimate can be given as to the amount of our common stock that will be held by the selling shareholders after completion of this offering because the selling shareholders may offer all or some of our common stock and because there currently are no agreements, arrangements or understandings with respect to the sale of any of our common stock.

Name of Selling Shareholder	Number of Shares Beneficially Owned (1)(2)		Maximum Number of Shares To be Sold Pursuant to this Prospectus(1)
Matrix Partners V, L.P.	15,316,897	(3)	13,255,264
North Bridge Venture Partners II, L.P.	7,956,528	(4)	7,544,383
Norwest Venture Partners VII, L.P.	4,809,139		4,809,139
Still River Fund, L.P.	3,385,771		3,385,771
David R. Paolino	3,015,488	(5)	2,013,453
PH Ventures VII, LLC	1,886,275		1,886,275
Abbot L. Gilman	1,759,817		1,759,817
Spinnaker Crossover Institutional Fund, L.P.	1,734,597		1,734,597
Chinnaswamy Family Limited Partnership	1,635,554	(6)	1,596,119
Walter G. Mahla	1,812,313	(7)	1,596,119
Matrix V Entrepreneurs Fund, L.P.	15,316,847	(3)	1,472,805
Willem A. H. Engelse	1,401,963		1,401,963
Paul Nikolich	1,407,981	(8)	1,348,891
Jyotirmoy B. Sarkar	1,269,283	(9)	1,070,263
Quantum Industrial Partners LDC	1,059,800		1,059,800
Abbot L. Gilman 1999 Irrevocable Trust	1,041,457		1,041,457
Six Jays Limited Partnership	3,015,488	(5)	1,002,035
William J. Stuart	663,400		663,400
YAS Corporation	619,391		619,391
Vulcan Ventures Incorporated	588,799		588,799
Matrix Capital Management Fund, L.P.	15,316,847	(3)	530,841
Pirjo Tuomi	650,475	(10)	517,795

Ngai Family Limited Partnership	457,024		457,024
Paul T. Chang	389,118		389,118
North Bridge Venture Partners IV-A, L.P.	7,956,528	(4)	279,043
Richard A. Hoffstein	257,598		257,598
Paul Henry Dormitzer	252,153		252,153
Walter G. Mahla and Carol L. Mahla, JTWROS	1,812,313	(7)	216,194
Jyotirmoy B. Sarkar, as trustee of the Sarkar Grantor Retained Annuity Trust	1,269,283	(9)	199,020
James A. Saalifield	194,571		194,571
Ralph Dormitzer	194,559		194,559
Mark Komanecky	196,459	(11)	183,191
Marc Weiss	155,640		155,640
North Bridge Venture Partners IV-B, L.P.	7,956,528	(4)	133,102
Christiana Bank & Trust Company, as trustee of the Sarkar Irrevocable Trust	132,680		132,680
Stephen D. Spang as Trustee of the Pirjo T. Tuomi 2000 Qualified Annuity Trust dated May 7, 2000	650,475	(10)	132,680
Kirk Pearce	132,518		132,518
SFM Domestic Investments LLC	117,756	(12)	117,756
Greg Carter Revocable Trust, dated 3/17/98	97,291		97,291
James Minchello	97,291		97,291
Peter Williams	97,291		97,291
Richard C. Flathers	97,279		97,279
Bruce E. Mann and Lauren R. Mann, JTWROS	97,279		97,279
Bill Styslinger	97,279		97,279
Philip J. Trasatti and Kathleen B. Trasatti, JTWROS	97,279		97,279
John A. Ywoskus and Julie L. Ywoskus, JTWROS	97,279		97,279
John D. Unger	91,546		91,546
Chris Grobicki	82,261		82,261
Komanecky Irrevocable Trust	79,608		79,608
William J. Stuart 1999 Irrevocable Trust	70,735		70,735
Lead Ventures	67,026		67,026
Daniel A. Bettencourt	66,340		66,340
J. Michael O'Connor and Kathleen M. O'Connor, JTWROS	64,466		64,466
Richard M. Stewart	63,085		63,085
Baldwin Venture Partners	63,038		63,038
Will Biedron	63,038		63,038
Gregory L. White	63,038		63,038
Tavit Ohanian	59,266		59,266
Paul Nikolich and Laura L. Nikolich, JTWROS	1,407,981	(8)	59,090
Four Mile Investments, Ltd.	58,879		58,879
Bruce Dove	53,160		53,160
West Pacific Trust GbR	53,072		53,072
Paul Johnson	50,270		50,270
Andrew W. Page	50,270		50,270
Judith L. Stuart 1999 Irrevocable Trust	49,514		49,514
EMM Investment Trust	48,652		48,652

McGrath Family Limited Partnership	48,639		48,639
Lokyle Inc.	47,764		47,764
Igor Lasic	46,269		46,269
Kaiss Kirata	45,243		45,243
Karen Schoener	45,177		45,177
Matrix Capital Management Fund (Offshore) Ltd.	15,316,847	(3)	43,040
Thomas Hawkins	41,130		41,130
Steven R. Horsefield	40,334		40,334
Clifford S. Davis III	39,804		39,804
Atul Doshi	39,804		39,804
Terry Wright	39,804		39,804
Kumar Chinnaswamy	1,635,554	(6)	39,435
Craig Boyle	38,386		38,386
Richard L. Moran	35,377		35,377
Joan F. O'Day	35,377		35,377
Eric Elfman	33,513		33,513
James Critser and Margaret Critser, JTWROS	31,843		31,843
Pawel Sowinski	41,349	(13)	31,621
Maria I. Carroll and Dwayne F. Carroll, JTWROS	30,787		30,787
David C. Davies and Karen R. Davies, JTWROS	30,071		30,071
Ajit Nair	27,862		27,862
Raymond Robidoux	53,159	(14)	27,735
Diane P. Dube and Donna P. Meaney	30,847	(15)	25,706
Peter S. Dobransky	25,477		25,477
Raymond Robidoux and Elaine Robidoux, JTWROS	53,159	(14)	25,424
Spinnaker Crossover Fund, L.P.	24,317		24,317
Edwige Jean-Baptiste	23,882		23,882
Ravi N. Shankar and Uma N. Shankar, JTWROS	21,937		21,937
Lochiatto Family Irrevocable Trust	21,220		21,220
Alla Berina	19,570		19,570
Gregor C. Okorn	18,044		18,044
David A. Cardin	26,888	(16)	16,983
Matthew E. Cross and Patricia C. Cross, JTWROS	16,983		16,983
Eric Gieseke and S. Denise Gieseke, JTWROS	16,099		16,099
Matrix Capital Management Fund II, L.P.	15,316,847	(3)	14,897
Eileen Komanecky	196,459	(11)	13,268
Adam P. Nikolich Irrevocable Trust — 2000	13,268		13,268
Anna L. Nikolich Irrevocable Trust — 2000	13,268		13,268
Evan D. Nikolich Irrevocable Trust — 2000	13,268		13,268
Kyle M. Nikolich Irrevocable Trust — 2000	13,268		13,268
William M. Smith Jr. and Laurie A. Smith, JTWROS	13,268		13,268
David Lupo	11,941		11,941
William E. Robichaud Jr.	11,941		11,941
Charles J. Byrne III	11,499		11,499
David Clark	10,614		10,614
David R. Bodurtha and Elizabeth A. Bodurtha, JTWROS	10,481		10,481
David Cardin and Lydia Cardin, JTWROS	26,888	(16)	9,905

Pawel Sowinski and Bogna Sowinska	41,349	(13)	9,728
Nancy Johnson	9,287		9,287
Michael J. Peters	9,287		9,287
Spinnaker Clipper Fund, L.P.	7,420	(17)	7,420
Susan E. Costa	7,185		7,185
Joseph Monahan, Jr.	7,164		7,164
William D. Bauer	6,634		6,634
Michele M. Hoey	6,634		6,634
Michael K. Komanecky	6,634		6,634
Sophie Komanekcy	6,634		6,634
Pamela Sarantos	5,749		5,749
Diane P. Dube	30,847	(15)	5,141
John Erick Noel	5,041		5,041
William D. Stewart	2,653		2,653
Elizabeth E. Sedam	497		497

Total of Shareholders			57,711,057

(1)
This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

(2)
The table sets forth, to our knowledge, certain information about the selling shareholders as of September 29, 2000. Except as otherwise indicated, the number of shares owned represents less than 1% of our outstanding shares as of the date of this prospectus. Information about the beneficial ownership of our shares prior to this offering has been given to us by the selling shareholders. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the named selling shareholder.

(3)
Represents 2% of the outstanding common stock of ADC as of the date of this prospectus. Includes shares beneficially owned by Matrix Partners V, L.P., Matrix V Entrepreneurs Fund, L.P., Matrix Capital Management Fund, L.P., Matrix Capital Management Fund (Offshore) Ltd. and Matrix Capital Management Fund II, L.P.

(4)
Represents 1% of the outstanding common stock of ADC as of the date of this prospectus. Includes shares beneficially owned by North Bridge Venture Partners II, L.P., North Bridge Venture Partners IV-A, L.P. and North Bridge Venture Partners IV-B, L.P.

(5)
Includes shares beneficially owned by David R. Paolino, in his individual capacity, and Six Jays Limited Partnership.

(6)
Includes shares beneficially owned by the Chinnaswamy Family Limited Partnership and Kumar Chinnaswamy, in his individual capacity.

(7)
Includes shares beneficially owned by Walter G. Mahla, in his individual capacity, and Walter G. Mahla and Carol L. Mahla, JTWROS.

(8)
Includes shares beneficially owned by Paul Nikolich, in his individual capacity, and Paul Nikolich and Laura L. Nikolich, JTWROS.

(9)
Includes shares beneficially owned by Jyotirmoy B. Sarkar, in his individual capacity, and Jyotirmoy B. Sarkar as Trustee of the Sarkar Grantor Retained Annuity Trust.

(10)
Includes shares beneficially owned by Pirjo Tuomi, in her individual capacity, and Stephen D. Spang as Trustee of the Pirjo T. Tuomi 2000 Qualified Annuity Trust.

(11)
Includes shares beneficially owned by Mark Komanecky and Eileen Komanecky.

(12)
Subsequent to the date of this prospectus, the shares held by SFM Domestic Investments LLC may be distributed to the following persons or entities, and the table of selling shareholders is intended to include such persons or entities as selling shareholders: L. Kevin Dann, 7,262 shares; Ben DeSomma, 726 shares; Stanley Druckenmiller, 7,262 shares; Daniel Eule, 726 shares; Anthony Gallagher, 726 shares; David Geovanis, 1,815 shares; Gary Gladstein, 7,262 shares; Duncan Hennes, 1,452 shares; Richard Holahan, 363 shares; Michael Karsch, 3,631 shares; Sheldon Kasowitz, 1,089 shares; Gerald Kerner, 2,178 shares; David Kowitz, 1,815 shares; Alec McAree, 1,089 shares; Gavin Murphy, 726 shares; Michael Neus, 1,089 shares; Michael Pendy, 5,446 shares; Douglas Reid, 363 shares; Lisa Marie Rowland Trust, 2,905 shares; Peter Streinger, 726 shares; Sean Warren, 1,089 shares; Jonathan Bilzin, 2,051 shares; Sender Cohen, 4,946 shares; Niclas Gabran, 177 shares; Ron Hiram, 424 shares; Jaakko Kivinen, 59 shares; John McEvoy, 2,281 shares; Christian Michalik, 962 shares; Eve Mongiardo, 1,207 shares; Neal Moskowski, 3,788 shares; Michael Pruzan, 6,211 shares; Ramez Sousou, 883 shares; Colin Raymond, 775 shares; Andrew Switajewski, 412 shares; David Wassong, 2,109 shares; Frank Sica, 41,422 shares; and Soros Private Equity Partners LLC, 309 shares.

(13)
Includes shares beneficially owned by Pawel Sowinski, in his individual capacity, and Pawel Sowinski and Bogna Sowinski.

(14)
Includes shares beneficially owned by Raymond Robidoux, in his individual capacity, and Raymond Robidoux and Elaine Robidoux, JTWROS.

(15)
Includes shares beneficially owned by Diane P. Dube, in her individual capacity, and Diane P. Dube and Donna P. Meaney.

(16)
Includes shares beneficially owned by David A. Cardin, in his individual capacity, and David Cardin and Lydia Cardin, JTWROS.

(17)
Subsequent to the date of this prospectus, the shares held by Spinnaker Clipper Fund, L.P. may be distributed to the following persons or entities, and the table of selling shareholders is intended to include such persons or entities as selling shareholders: Amy Hoffman, 118 shares; Bernie Munk, 1179 shares; Dave Lietzke, 1472 shares; Eric Sippel, 118 shares; Gary Teplitz, 58 shares; Kevin Sara, 194 shares; Pam Joyner, 1179 shares; Remy Trafelet, 118 shares; Terry Fancher, 118 shares; and Thomas Pindelski, 118 shares.

    The selling shareholders acquired an aggregate of 57,711,057 shares of our common stock when we acquired Broadband Access Systems, Inc. Of these 57,711,057 shares, 3,662,789 shares are being held in escrow until September 29, 2001, to secure certain indemnification obligations of the former stockholders of Broadband Access Systems, Inc. to us. The number of shares listed as owned by each selling shareholder includes those shares (representing approximately 7% of the number of shares listed as beneficially owned by each selling shareholder) which such selling shareholder is entitled to receive upon distribution of these shares from the escrow account. To the extent any of the shares held in escrow are returned to us in satisfaction of such indemnification obligations, the total number of shares owned by these selling shareholders would be reduced according to their respective interests in the shares held in escrow that are returned to us.

PLAN OF DISTRIBUTION

    The selling shareholders may sell the shares of common stock from time to time on the Nasdaq National Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. When used in this prospectus, "selling shareholders" includes donees, pledges, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, pledge, distribution to members or partners or other non-sale-related transfer after the date of this prospectus. We will pay the expenses associated with registering the selling shareholders' shares. The selling shareholders will pay any brokerage commissions and similar expenses attributable to the sale of the shares.

    The common stock may be sold in:

  •
  block trades, where a broker or dealer will try to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  transactions where a broker or dealer acts as principal and resells the common stock for its account pursuant to this prospectus;

  •
  exchange distributions in accordance with the rules of such exchange; or

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchases.

    The common stock may also be sold through short sales of shares, put or call option transactions, loans or pledges of the shares, hedging or similar transactions, or a combination of such methods. The selling shareholders may or may not involve brokers or dealers in any of these transactions. In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to sale. Offers and sales may also be made directly by the selling shareholders, or other bona fide owner of the common stock, so long as an applicable exemption from state broker-dealer registration requirements is available in the jurisdiction of sale. The selling shareholders, brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any discounts and commissions received by them and any profit realized by them on the resale of the common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

    All or any portion of the shares of common stock covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

    Prior to selling any of the common stock, other than pursuant to an offering registered under the Securities Act, the selling shareholders have agreed to give us written notice setting forth the date of the proposed sale. Upon notification to us by a selling shareholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating brokers or dealers, (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

    We have agreed to indemnify the selling shareholders against certain liabilities, including certain liabilities under the Securities Act.

    We have agreed with the selling shareholders to use our best efforts to keep the Registration Statement of which this prospectus constitutes a part effective until twelve (12) months after the date of filing the Registration Statement, which period shall automatically be extended solely for those selling shareholders whose sales of shares registered hereby would otherwise be limited by the volume limitations imposed by Rule 144(e)(2) of the Securities Act, and which extension shall terminate on the earlier to occur of (A) the date on which such selling shareholders are able to sell such shares under the provisions of Rule 144 without such volume limitations limiting their ability to sell and (B) twenty-four (24) months after the date of filing the Registration Statement (collectively, the "Effective Period"), in order to permit the prospectus included in the Registration Statement to be usable by the selling shareholders; provided that, the Effective Period shall, in all events, terminate at such time as all the shares covered by the Registration Statement have been sold. There is no assurance that the selling shareholders will offer for sale or sell any or all of the shares of common stock covered by this prospectus.

USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of shares by the selling shareholders.

EXPERTS

    The financial statements and schedules of ADC Telecommunications, Inc. incorporated by reference into this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to certain subsidiaries (whose financial statements are not presented separately) its opinion is based on the reports of other independent public accountants, namely PricewaterhouseCoopers and Ernst & Young. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of those firms as experts in giving said reports.

LEGAL MATTERS

    The validity of the shares offered in this prospectus has been passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota 55402.

QuickLinks

RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
ABOUT ADC TELECOMMUNICATIONS, INC.
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
EXPERTS
LEGAL MATTERS